

April 23, 2021

Thomas Striepe
Chief Financial Officer
SANGUI BIOTECH INTERNATIONAL INC
Bleichenbrücke 9, 20354
Hamburg, Germany

> **Re: SANGUI BIOTECH INTERNATIONAL INC**
> **Form 10-K for the Fiscal Year Ended June 30, 2020**
> **Filed September 30, 2020**
> **File No: 000-29233**

Dear Mr. Striepe:

We issued comments to you on the above captioned filing on April 1, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 7, 2021.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Tracey McKoy, Staff Accountant, at (202)551-3772 or, Nudrat Salik, Staff Accountant, at (202)551-3692) or, Terence O'Brien, Accounting Branch Chief, at (202)551-3355 with any questions

Sincerely,

Division of Corporation Finance
Office of Life Sciences